SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15a-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated

March 8, 2017

Partner Communications Company Ltd.
(Translation of Registrant’s Name Into English)

8 Amal Street
Afeq Industrial Park
Rosh Ha’ayin 48103
Israel

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒  Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐  No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________)

This Form 6-K is incorporated by reference into the Company’s Registration Statements on Form S-8 filed with the Securities and Exchange Commission on December 4, 2002 (Registration No. 333-101652), September 5, 2006 (Registration No. 333-137102) and on September 11, 2008 (Registration No. 333-153419)

Enclosure:
Partner Communications to release fourth quarter and annual results for 2016 on March 30, 2017

PARTNER COMMUNICATIONS TO RELEASE FOURTH QUARTER
AND ANNUAL RESULTS FOR 2016 ON MARCH 30, 2017

ROSH HA'AYIN, Israel, March 8, 2017 - Partner Communications Company Ltd. ("Partner" or "the Company") (NASDAQ and TASE: PTNR), a leading Israeli communications operator, announced today that the Company's financial results for the year and quarter ended December 31, 2016 will be released on Thursday, March 30, 2017.

In addition, pursuant to the Company's announcement dated February 5, 2017, regarding the appointment of a new CFO, the Company wishes to update that Mr. David (Dudu) Mizrahi will replace Mr. Ziv Leitman as CFO on April 2, 2017.

The Company will host a conference call to discuss its reviewed financial results on Thursday, March 30, 2017 at 10.00 a.m. Eastern Time / 5.00 p.m. Israel Time.

Please dial the following numbers (at least 10 minutes before the scheduled time) in order to participate:
International: +972.3.918.0610
North America toll-free: +1.888.668.9141
A live webcast of the call will also be available on Partner's Investors Relations website at: http://www.partner.co.il/en/Investors-Relations/lobby

If you are unavailable to join live, the replay of the call will be available from March 30, 2017 until April 9, 2017, at the following numbers:
International: +972.3.925.5930
North America toll-free: +1.888.782.4291
In addition, the archived webcast of the call will be available on Partner's Investor Relations website at the above address for approximately three months.

For further information please see the Company's press releases and immediate reports (on Form 6-K) dated January 17, 2017 at: https://www.sec.gov/Archives/edgar/data/1096691/000117891317000093/0001178913-17-000093-index.htm or http://maya.tase.co.il/reports/details/1077771. and February 5, 2017 at: https://www.sec.gov/Archives/edgar/data/1096691/000117891317000273/zk1719462.htm or: http://maya.tase.co.il/reports/details/1080133

About Partner Communications
Partner Communications Company Ltd. is a leading Israeli provider of telecommunications services (cellular, fixed-line telephony and internet services). Partner’s ADSs are quoted on the NASDAQ Global Select Market™ and its shares are traded on the Tel Aviv Stock Exchange (NASDAQ and TASE: PTNR).

For more information about Partner see: http://www.partner.co.il/en/Investors-Relations/lobby

Contact:
Ziv Leitman Chief Financial Officer Tel: +972 (54) 781 4951	Liat Glazer Shaft Head of Investor Relations & Corporate Projects Tel: +972 (54) 781 5051 E-mail: investors@partner.co.il

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Partner Communications Company Ltd.

By:	/s/ Ziv Leitman
Name: Ziv Leitman
Title: Chief Financial Officer

Dated: March 8, 2017